Exhibit 99.1

 INVESTORpresentation  May 18, 2023  Ofer Haviv, President & CEO

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 Agenda  About Evogene  Business model  Product-oriented subsidiaries  Summary  3  Annex I - Financial Fundamentals

 Our Vision  4  DECODING BIOLOGY  Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies.

 Life-science product developmentLow probability of success with high cost and long time-to-market   Pharma Industry  Ag-chemicalsIndustry  In the 1970’s  In recent years  $180 million  Cost of developing a single pharmaceutical drug  >$2 billion  Years to develop a new crop protection product  1995  2000  2005-8  2010-15  8  9  10  11+  *https://www.forbes.com/sites/matthewherper/2017/10/16/the-cost-of-developing-drugs-is-insane-a-paper-that-argued-otherwise-was-insanely-bad/?sh=7533aa82d459; Phillips McDougall, 2016.

 Life-science product development The ultimate case of finding “the needle in the haystack”  Regulation  Development   Optimization  Discovery  Agriculture  xxx  xxx  Pharma  6  ApprovedProduct  Product Candidates  The challenge: Finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria, to reach successful products

 Utilizing an advanced computational biology platform  To identify the most promising candidates addressing multiple development challenges towards successful life-science products  Increase probability of success   Reduce time and cost   7  PHARMA & WELLNESS  AGRICULTURE & FOOD  Other Industries  The opportunity

 Biology meetsdisruptive technologies      platform  8  BIG DATA  BIOLOGY  AI*  Incorporates deep scientific understanding together with big data and advanced AI technologies, to successfully discover & guide the development of novel life-science based products.  – Computational Predictive Biology  *Artificial intelligence

 Tailor-made Tech Engines  The CPB platform enhances product discovery and development through dedicated Technology Engines for products based on three core components:  Microbes  Small molecules   Genetic elements   9  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES

 10   Discovery  Computational selection of the most promising candidates to initiate the product development process.   Development  Computational driven solution addressing  optimization development challenges for the selected candidates, without impairing their ability to address other product attributes, supporting the way to successful commercialization.  BIOLOGY  BIG DATA  AI  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES  Tech Engines accelerating product discovery & development

 11  Example of Tech Engine User-enabled software dashboard

'Ecosystem' – Potential Markets for MicroBoost AI


Microbials for Crops
Therapeutic microbials
Food
Probiotics
Human & Animal Probiotics
Dietary Supplements
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Micro Boost AI
Plastic Degradation
Chemicals
Source for Enzymes
Oil Spill Clearing
Wastewater Treatments

Building an *'Ecosystem'* around our tech engines

evogene
DECODING BIOLOGY 12

 13  2  Computational Biology Peer Companies  Company  Ticker(NASDAQ)  EVGN  DNA  SDGR  EXAI  RLAY

 Agenda  About Evogene  Business model  Product-oriented subsidiaries  Summary  14  Annex I - Financial Fundamentals

Evogene's Tech Engines – Potential Addressable Markets


CPB
MICROBES
SMALL MOLECULES
GENETIC ELEMENTS
Microbials for crops
Therapeutic microbials
Food
Probiotics
Human & animal probiotics
Dietary supplements
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
MicroBoost AI
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
Crop protection
Pharmaceuticals
Chemical stimulants
Advanced wound care
Animal healthcare
Medical device coating
Animal fertility
AGRICULTURE & FOOD
PHARMA
OTHER INDUSTRIES
ChemPass AI
Flavors and Fragrances
Improved crops
Medical Cannabis
Alternative food
Gene therapy
Cell therapy
Diagnostics & precision medicine
AGRICULTURE & FOOD
PHARMA
OTHER INDUSTRIES
GeneRator AI
Castor oil
Fragrances
Natural food coloring
Novel enzymes

evogene
DECODING BIOLOGY 15

 Product-oriented subsidiaries powered by Evogene’s technology  Establish independent entities focusing on a defined commercial field with a license to use Evogene’s unique solutions for product development   16  Business Model  Microbiome based therapeutics  Medical cannabis  Ag-biologicals  1  Licensed to use Evogene’s tech engines:  Subsidiaries:  Ag-chemicals  Ag-solutions for castor

 17  Business Model  Collaborations powered by Evogene’s technology for the development of innovative products  Joint development with leading companies for defined products utilizing Evogene’s unique solution. Typically, partner leads later-stage development and product commercialization.  2  Powered by Evogene’s tech engines:

Evogene's Tech Engines – Current Utilization


CPB
MICROBES
lavie bio
BIOMICA
Microbials for crops
Therapeutic microbials
AGRICULTURE & FOOD
PHARMA & WELLESS
OTHER INDUSTRIES
Micro Boost AI
SMALL MOLECULES
agPlenus
BIOMICA
Crop protection
Pharmaceuticals
AGRICULTURE & FOOD
PHARMA
OTHER INDUSTRIES
Chem Pass AI
GENETIC ELEMENTS
Ag Seeds
CANONIC
Improved crops
Medical Cannabis
AGRICULTURE & FOOD
PHARMA
OTHER INDUSTRIES
Gene Rator AI
Castor oil
casterra

evogene
DECODING BIOLOGY 18

 Agenda  About Evogene  Business model  Product-oriented subsidiaries  Summary  19  Annex I - Financial Fundamentals

 20  *Evogene holdings  **Includes $10M cash investment along with transfer of assets  Microbiome-basedTherapeutics  Immuno-oncology  GI- related disorders  Ag Biologicals  Bio-stimulants  Bio-pesticides  76%*  70%*  Ag Chemicals  Herbicides  Fungicides  Insecticides  Medical Cannabis  High yield & consumer traits  Therapeutic traits – currently inflammation & pain  98%*  100%*  100%*  Product-oriented subsidiaries  $10M SAFE investment (Aug 2022)  $27M investment (Aug 2019)**  $20M investmentled by SHC (Apr. 2023)   Castor Cultivation End-to-End Solution  Elite castor varieties  Cultivation protocols  Harvesting and dehulling machinery customized to Casterra’s varieties

BIOMICA | Human Microbiome

Powered by MicroBoost AI

Mission:
Discovery and development of novel therapies for microbiome-related human disorders using computational biology

Products & Pipeline

Immuno-oncology program
- Combination therapy for cancer with checkpoint inhibitors
- Phase 1 clinical stage
- Addressable market of $309.7B (by 2030*)

GI related disorders
- Inflammatory Bowel Disorder (IBD) – pre-clinical stage
- Irritable Bowel Syndrome (IBS) – discovery stage
- Addressable market: IBD $27B; IBS $3.3B (by 2026**)

Antimicrobial resistance (AMR)
- Clostridium Difficile Infection (CDI) – discovery stage
- Methicillin-resistant Staphylococcus aureus (MRSA) – discovery stage
- Addressable market: CDI $1.7B (***); MRSA $1.3B (by 2026****)

Expected upcoming value drivers

Immuno-oncology
- Readout & completion of POC from first in-human study; Pre-IND meeting with FDA

IBD
- Clinical batch production of drug candidate for IBD as preparation for Phase 1 clinical trials in USA.

IBS
- Advancement of pre-clinical studies

*https://www.alliedmarketresearch.com/cancer-immunotherapy-market
**https://www.grandviewresearch.com/press-release/global-inflammatory-bowel-disease-ibd-treatment-market?utm_source=blog.goo.ne.jp&utm_medium=referral&utm_campaign=Vrushali_7Aug_hc_InflammatoryBowelDiseaseTreatmentMarket_pr&utm_content=Content; https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026, https://www.bloomberg.com/press-releases/2019-07-23/ibs-treatment-market-size-worth-3-3-billion-by-2026-cagr-10-1-grand-view-research-inc
*** https://www.globaldata.com/media/press-release/global-clostridium-difficile-infections-market-approach-1-7-billion-2026/
**** https://www.biospace.com/article/releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-surpass-us-1-3-billion-by-2026/

evogene DECODING BIOLOGY 21

 22  Example Results:   Improved antitumor activity in mice following the administration of BMC128, compared to treatment with immunotherapy alone  Immuno-Oncology program – BMC128 potentiate the effect of anti-PD-1 therapy (immunotherapy) in-vivo  | Human Microbiome  Powered by

lavie bio | Ag-Biologicals

Powered by MicroBoost AI

Mission:
Improve food quality, sustainability & agriculture productivity through microbiome based ag-biologicals technology & products

Products & pipeline (examples)

Bio-stimulants

- *Thrivus™* – primarily spring wheat: commercial stage; addressable USA & Canada markets ~25M acres*
- Bio-stimulants #2 – primarily soy: pre-development stage; addressable market ~90M acres*

Bio-pesticides

- Fruit rots – primarily grapes: pre-commercial; addressable market >$1B**
- Downy Mildew – fruits and vegetables; development stage 1; addressable market >$500M**
- Seedling disease – corn and soy: pre-development; addressable market >$500M**

Expected upcoming value drivers

Bio-stimulants

- *Thrivus™* – distribution licensing agreements and sales expansion in USA & Canada. Expansion to additional crops and an additional territory by 2025

Bio-pesticides:

- Licensing agreement for Lavie Bio's bio-fungicide candidate for fruit rots (LAV311) – to be finalized during 2023
- Submission for Lavie Bio's bio-fungicide candidate for downy mildew (LAV321) to the US EPA for regulatory approval – expected by 2024
- Co-development and licensing agreement for an additional bio-pesticide program with a large multinational company – expected by 2024

*https://www.fao.org/faostat/en/#home; https://www.nass.usda.gov/Charts_and_Maps/Crops_County/; https://data.oecd.org/agroutput/crop-production.htm
**Company estimation

evogene DECODING BIOLOGY 23

 24  | Ag-Biologicals  Example of treatment against Botrytis Cinerea vs untreated control in vines  Lavie Bio’s wheat field in the USA during harvest – Sales initiated in 2022  Example Results:   - Thrivus™ inoculant for spring wheat  - LAV 311 bio-fungicide candidates for fruit rot  LAV311  Powered by

agPlenus | Ag-Chemicals

Powered by ChemPass AI

Mission:

Design next-generation, effective, and sustainable crop protection products by leveraging predictive chemistry and biology

Products & Pipeline

Herbicides

- Novel Mode-of-Action selective herbicide
- Herbicides addressable market – $48.9B (2027)*

Fungicides

- Novel Mode-of-Action wheat blotch fungicide
- Fungicides addressable market – $25.81B**

Insecticides

- Novel Site-of-Action resistance breaking piercing/sucking insecticide
- Insecticides addressable market – $22B (2030)***

** https://www.statista.com/statistics/1350387/herbicides-market-size-globally/*
*** https://www.fortunebusinessinsights.com/fungicides-market-103267*
**** https://straitsresearch.com/report/insecticides-market*

Expected near-term value drivers

Herbicides

- Milestone achievement of the ongoing collaboration with Corteva
- Engage in a new additional strategic collaboration

Fungicides

- Nominate new Mode-of-Action protein targets
- Initial greenhouse readouts of designed compounds on the defined fungi targets

Platform

- Verification of computational tool for selection of novel Mode-of-Action protein targets
- POC for the computational tool for novel molecule design

evogene DECODING BIOLOGY 25

 26  Field test of APH1 against a panel of grass and broadleaf weeds – untreated control vs APH1  | Ag-Chemicals  Greenhouse testing of APH1 – Conferring resistance by modifying tobacco   (weed)  Example Results:   New MoA Herbicide – APH1  Powered by

CANONIC | Medical Cannabis

Powered by GeneRator AI

Mission:
Provide tailored medical cannabis products to optimize consumer wellbeing.

Products & Pipeline

High Cannabinoid and metabolite content

- **The '*G-nnovation*' Series** (1st generation)
  18-19% THC, launched in Oct 2021
- **The '*High-bred*' Series** (2nd generation)
  23-24% THC and rich terpene profiles, launched in Oct 2022
- Total cannabis market size expected by 2027 – $82.3B*

The '*Precise*' Series focus on medical indications

- Pain management
- Reduced Inflammation

Expected near-term value drivers

Direct Sales

- Increased revenues from the 2nd generation products during 2023
- Launch of 3rd generation products with high THC levels, specific terpene profiles and unique characteristics, towards end of 2023

New revenue streams

- Commence joint production of Canonic's varieties with a 3rd party based on cost and revenue sharing
- Royalties from licensing of Canonic's varieties

*https://www.marketsandmarkets.com/Market-Reports/cannabis-market-201768301.html#:~:text=The%20global%20cannabis%20market%20in,of%20whirl%20of%20legalization%20globally.

evogene DECODING BIOLOGY 27

 28  The ‘high-bred’ series   2nd generation products, examples  | Medical Cannabis  Powered by  Synergy inflorescence   T20/C4 Sativa  Top Characteristics   24% THC  High Level of b-Myrcene   Genetic Similarity to the ‘Super Lemon Haze’ variety  Mash Kush inflorescence  T20/C4 Indica   Top Characteristics  24.4% THC  High Level of Terpinolene  Genetic Similarity to the ‘Headband’ variety

casterra | Biobased materials

Powered by GeneRator AI

Mission:

Leading the castor oil market with an integrated solution for industrialized cultivation of castor in support of the biobased materials industry

Product & Pipeline

Elite castor seed varieties

- *'EVF'* series - castor seed suitable for various environmental and climatic conditions
- Estimated addressable castor oil market $1.21B (2021) and is expected to expand at CAGR of 5.8% from 2022 to 2030*
- Main target markets:
  - **Bio-polymers** – driven by the need for quality and consistent inputs
  - **Bio-fuel** – driven by environmental & regulatory trends in EU

Agro-technical support

- Cultivation protocols to maximize the results of the elite seeds

Dedicated machinery

- Best-in-class harvesting header, developed with Fantini Srl., Italy
- Casterra proprietary patented dehulling machine

* https://www.grandviewresearch.com/industry-analysis/castor-oil-derivatives-industry

Expected near-term value drivers

Seeds development

- **Production** – extending production outreach in the target markets: Africa (Zambia), Latin America (Brazil) with few hundred tons a year as of 2024
- **R&D** – development of new seed traits matching industry needs (e.g., Ricin free, low viscosity) using advanced technologies: CRISPR, genetic markers

Territorial expansion

- **Africa** - engaging with bio-fuel strategic industry leaders to increase our sales and sector footprint
- **Latin America** – addressing the bio-polymer industry's interest in broad, consistent and high-quality castor oil supply in Latin America

Strategic alliance

- A strategic alliance with a leading global biofuel company, leveraging Casterra's holistic industrial solution evogene DECODING BIOLOGY 29

 30  High yield & oil castor seeds  Dedicated machinery   | Biobased materials  Powered by  Mechanical Harvest  Proprietary dehulling machine  Castor growth protocol  Elite castor seed varieties – The ‘EVF’ series   EVF701  EVF716  EVF712

 31  In The News

 Agenda  About Evogene  Business model  Product-oriented subsidiaries  Summary  32  Annex I - Financial Fundamentals

 134  33  27  51  Employees  %  PhDs  %  Women  Computational systems biology  Molecular biology  Genetics  Computational chemistry  Microbiology  Biochemistry  Bioinformatics  Incl. chairpersonof the board  As of April 30, 2023  The Evogene Group

Summary

Revolutionizing life-science based product discovery & development, utilizing cutting edge computational biology technologies

Strong computational predictive biology (CPB) platform leveraging synergies between a deep understanding of biology, Big Data and AI

Three dedicated **Technology Engines** for discovery & development:

- MicroBoost AI – for products based on microbes
- ChemPass AI – for products based on small-molecules
- GeneRator AI – for products based on genetic elements

Dual based business model via subsidiaries and collaborations

Market-orientated subsidiaries generating value

- Biomica – Human-microbiome based therapeutics
- Lavie Bio – Ag-biologicals
- AgPlenus – Ag-chemicals
- Casterra – Castor growth end-to-end solution
- Canonic – Medical cannabis

A vote of confidence in Evogene's subsidiaries through equity investment by strategic and financial investors:

Lavie Bio – Corteva & ICL

Biomica – SHC

Significant catalysts expected in the coming quarters

evogene DECODING BIOLOGY 34

THANK You!

 Annex I:Financial Fundamentals  36

 Key Financials:Balance Sheet  Key Points:  Consolidated cash position: ~$29 million as of 31.03.2023  This Consolidated cash position does not include the $10M Biomica received from the SHC investment in April 2023  No bank debt  Listed on TASE (2007) and NASDAQ (2016)  37  Thousands of US $  31.03.2023  31.12.2022  Current Assets  31,409  37,751  Long-Term Assets  18,066  18,375  Total Assets  49,475  56,126  Current Liabilities  5,356  5,625  Long-Term Liabilities (inc. $10m convertible SAFE at Lavie Bio)  15,624  15,711  Equity attributable to equity holders of the Company  22,089  27,930  Non-controlling interest   6,406  6,860  Total Liabilities & Shareholders Equity  49,475  56,126  37